Exhibit 99.1

SupplementaL Agreement

by and among

TANTECH HOLDINGS LTD

HENGLONG CHEN,

and

SUZHOU YIMAO E-MOTORS CO., LIMITED

(苏州益茂电动客车有限公司)
Dated as of December 22, 2016

THIS SUPPLEMENTAL AGREEMENT (this “Agreement”) is dated as of December 22, 2016 (the “Agreement Date”) and is made by and among Tantech Holdings Ltd. (“Buyer”), Henglong Chen (the “Seller”) and Suzhou Yimao E-Motors Co., Limited (苏州益茂电动客车有限公司), a limited liability company incorporated and validly existing under the laws of PRC (the “Company”). Buyer, the Seller and the Company may be referred to herein individually as a “Party,” and collectively as the “Parties.”

WHEREAS Parties entered into the Purchase Agreement among Tantech Holdings Ltd., Henglong Chen and SUZHOU E-MOTORS CO., LTD. on May 2, 2016 (hereinafter referred to as "Purchase Agreement"). As the transfer of 30% equity interest held by Zhangjiagang Jinke Chuangye Touzi Co., Ltd., a shareholder of the Company, has not yet been in place, to this end, Buyer, Seller and the Company, through full consultation, hereto hereby agree as follows:

1. Parties agree that the completion of Buyer’s acquisition the Company shall be postponed by one quarter, namely, to be completed before March 31, 2017.

2. Buyer still seek to acquire 100% equity interest of the Company. If Buyer fails to achieve the 100% acquisition as scheduled due to the fault or negligence of Seller or the Company, Buyer shall have the right to acquire only 70% equity interest of the Company and the acquisition consideration shall be adjusted accordingly.

3. If the acquisition fails to be completed, in whole or in part, as scheduled on March 31, 2017 due to Buyer’ s fault or negligence, Buyer shall bear all the responsibility.

4. If a minimum of 70% of the equity interest of the Company shall not have been acquired as scheduled on March 31, 2017 due to the fault or negligence of Seller or the Company, the Purchase Agreement shall be terminated and Seller and the Company agree to return all the cash and stock consideration paid by Buyer, plus a penalty of the cash advanced calculated at an annual rate of 10%.

5. This Agreement shall form an integral part of the Purchase Agreement and shall have the same legal force as the Purchase Agreement. This Agreement shall prevail in case of any discrepancy between any provision of Purchase Agreement and that of this Agreement, and the other provisions shall still be implemented according to the Purchase Agreement.

6. This Agreement shall become effective after signed and sealed by Parties. This Agreement may be executed in six counterparts with each party holding two counterparts and each counterpart having the same legal force.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed, all as of the date first written above.

Buyer: Tantech Holdings Ltd.

By Zhengyu Wang

Seller: Henglong Chen

Company: SUZHOU E-MOTORS CO., LTD

By Henglong Chen